

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4720

January 27, 2017

Robert S. Harrison
Chairman of the Board and Chief Executive Officer
First Hawaiian, Inc.
999 Bishop St., 29th Floor
Honolulu, HI 96813

> **Re: First Hawaiian, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 24, 2017**
> **File No. 333-215676**

Dear Mr. Harrison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Catherine M. Clarkin
        Sullivan & Cromwell LLP